UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TPCO HOLDING CORP.
(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

87270T106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87270T106	13G

(1) Names of reporting persons.	GRHP Investments LLC
(2) Check the appropriate box if a member of a group (see instructions)	☐ (a)
☒ (b)
(3) SEC use only.
(4) Citizenship or place of organization.	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	0
(6) Shared voting power.	9,469,699(1)
(7) Sole dispositive power.	0
(8) Shared dispositive power.	9,469,699(1)
(9) Aggregate amount beneficially owned by each reporting person.	9,469,699(1)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	☐
(11) Percent of class represented by amount in Row (9).	8.8%
(12) Type of reporting person (see instructions).	OO

___________________________

(1)	Consists of shares held directly by GRHP Investments LLC (“GRHP”), for which Rich Brown serves as manager. This amount reflects the shares beneficially held by GRHP as of March 17, 2023.

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CUSIP No. 87270T106	13G

(1) Names of reporting persons.	Rich Brown
(2) Check the appropriate box if a member of a group (see instructions)	☐ (a)
☒ (b)
(3) SEC use only.
(4) Citizenship or place of organization.	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	0
(6) Shared voting power.	9,757,950(1)
(7) Sole dispositive power.	0
(8) Shared dispositive power.	9,757,950(1)
(9) Aggregate amount beneficially owned by each reporting person.	9,757,950(1)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	☐
(11) Percent of class represented by amount in Row (9).	9.1%
(12) Type of reporting person (see instructions).	IN

_____________________________

(1)

Consists of (i) 9,469,699 shares held directly by GRHP Investments LLC (“GRHP”), for which Rich Brown serves as manager (ii) 228,797 Shares held by Blue Dog Global, LLC, which is member managed by GRHP and (iii) 59,454 MAK3, LLC, which is controlled by Mr. Brown. This amount reflects the shares beneficially held by Mr. Brown as of March 17, 2023.

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CUSIP No. 87270T106	13G

Item 1(a). Name of Issuer:

TPCO Holding Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1550 Leigh Avenue, San Jose, California, 95125-5301.

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed on behalf of GRHP Investments LLC (“GRHP”) and Rich Brown (collectively, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address for the principal business office of the Reporting Persons is 1550 Leigh Ave., San Jose, CA, 95125-5301.

Item 2(c). Citizenship:

The citizenships or place of organization for each of the Reporting Persons is as follows:

i. GRHP is a Delaware limited liability company

ii. Rich Brown is a United States Citizen

Item 2(d). Title of Class of Securities:

Common Shares, no par value (the “Common Shares”)

Item 2(e). CUSIP No.:

87270T106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)-(c)

The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 107,469,184 Common Shares outstanding as of December 1, 2022 as reported in the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 14, 2022.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holdings Company or Control Person.

Not applicable.

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CUSIP No. 87270T106	13G

Item 8. Identification and Classification of Members of the Group.

Rich Brown serves as manager of GRHP and has voting and dispositive power over the shares held by GRHP.

The Reporting Persons may be deemed to be members of a group with respect to the Common Shares held by the Reporting Persons.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023

GRHP INVESTMENTS, LLC

By:	/s/ Rich Brown
Name:	Rich Brown
Title:	Manager

RICH BROWN

/s/ Rich Brown

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: March 20, 2023

GRHP INVESTMENTS, LLC		RICH BROWN

By:	/s/ Rich Brown	/s/ Rich Brown
	Rich Brown, Manager	Rich Brown